Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”) is made by and between Surface Oncology, Inc. (the “Company”) and Jessica Fees (the “Executive”) and shall be effective on April 26, 2021 (the “Effective Date”). Except with respect to the Restrictive Covenants Agreements, the Equity Documents (each as defined below) and the Indemnification Agreement between the Executive and the Company, dated December 17, 2018 (the “Indemnification Agreement”), this Agreement supersedes, amends and restates in all respects all prior agreements between the Executive and the Company regarding the subject matter herein, including without limitation any offer letter, employment agreement or severance agreement.

1. Employment Term. The Company and the Executive desire to continue their employment relationship pursuant to this Agreement commencing as of the Effective Date and continuing in effect until terminated by either party in accordance with this Agreement (the “Term”). The Executive’s employment with the Company will continue to be “at will,” meaning that the Executive’s employment may be terminated by the Company or the Executive at any time and for any reason subject to the terms of this Agreement. If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to her authorized representative or estate) any earned but unpaid Base Salary (as defined below), unpaid expense reimbursements in accordance with Company policy, accrued but unused vacation, if any, and any vested benefits the Executive may have under any employee benefit plan of the Company (collectively, the “Accrued Obligations”).

2. Position and Duties. As of the Effective Date, the Executive shall hold the position of Chief Financial Officer. The Executive will have such powers and duties as may from time to time be prescribed by the Company’s Chief Executive Officer or another designated Company executive. The Executive shall devote her full working time and best efforts, skill, knowledge, attention and energies to the business and affairs of the Company and to the performance of the Executive’s duties and responsibilities as an employee of the Company. While the Executive renders services to the Company, she will not engage in any other employment, consulting or other business activity (whether full-time or part-time) without prior written authorization from the CEO. Notwithstanding the foregoing, the Executive may engage in religious, charitable or other community activities as long as such services and activities do not interfere with the Executive’s performance of her duties to the Company. The Executive reaffirms that she has no contractual commitments or other legal obligations that would prohibit her from fully performing her duties for the Company. The Executive shall be based at the Company’s headquarters, currently in Cambridge, Massachusetts.

3. Compensation and Related Matters.

(a) Base Salary. As of the Effective Date, the Executive’s annual base salary shall be $400,000 which is subject to review and redetermination by the Company. The annual base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary will be payable in a manner that is consistent with the Company’s usual payroll practices for executive employees.

(b) Bonus. During the Term, the Executive will be eligible to be considered for an annual cash bonus as determined by the Company. The Executive’s annual target bonus shall be 40% of the Base Salary, which is subject to review and redetermination by the Board of Directors (the “Board”) or the Compensation Committee. The annual target bonus in effect at any given time is referred to herein as the “Target Bonus.” The actual bonus shall be discretionary and shall be subject to terms and conditions of any applicable bonus plan as may be adopted from time to time. The Executive’s bonus, if any, will be paid by March 15 of the year following the applicable bonus year. To earn a bonus, the Executive must be employed by the Company on the day such bonus is paid.

(c) Employee Benefits: During the Term, the Executive will be entitled to continue to participate in the Company’s employee benefit plans and programs, subject to the terms and the conditions of such plans and to the Company’s ability to amend, modify, replace or terminate such plans and programs.

(d) Equity. The equity awards held by the Executive shall be governed by the terms and conditions of the Company’s applicable equity incentive plan(s), the applicable award agreement(s) governing the terms of such equity awards held by the Executive, and Section 3(a) of the Executive’s prior offer letter dated August 15, 2015, as amended March 17, 2017 (as modified by the “Accelerated Vesting Waiver” in the Incentive Stock Option Agreement under the Surface Oncology 2014 Stock Option Grant and Plan dated March 2, 2018, the “Modified Acceleration Provision”) (collectively, the “Equity Documents”); provided, however, and notwithstanding anything to the contrary in the Equity Documents, Section 6(c) of this Agreement shall apply in the event of a Qualified Termination Event within the Change in Control Period (as defined below) and to the extent accelerated vesting did not already occur upon a Change in Control in accordance with the Modified Acceleration Provision.

(e) Reimbursement of Business Expenses. The Company shall reimburse the Executive for business expenses reasonably and necessarily incurred by the Executive in connection with the Company’s business. Expense reimbursement shall be subject to the policies the Company may adopt from time to time, including with respect to pre-approval and limitations. Any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any business expense reimbursements subject to Section 409A of the Code shall be made no later than the end of the calendar year following the calendar year in which such business expense is incurred by the Executive.

4. Certain Definitions.

(a) Change in Control. “Change in Control” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the outstanding voting stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company; provided, however, that any public offering or another capital raising event, or a merger effected solely to change the Company’s domicile shall not constitute a “Change in Control.”

(b) Change in Control Period. “Change in Control Period” means the period beginning on the date of a Change in Control and ending on the one-year anniversary of the Change in Control.

(c) Disability. An Executive becomes “Disabled” for purposes of this Agreement if through any illness, injury, accident or condition of either a physical or psychological nature the Executive becomes unable to perform substantially all of her duties and responsibilities for a continuous period of thirteen (13) consecutive weeks or for any twenty (20) weeks within a fifty-two (52) week period. Determinations as to whether Executive is Disabled shall be made by a physician selected by the Board or its insurers and acceptable to the Executive or the Executive’s legal representative, such agreement as to acceptability not to be unreasonably withheld or delayed. In the interest of clarity, the Board may designate another employee to act in the Executive’s place during any period the Executive becomes unable to perform substantially all of her duties and responsibilities.

(d) Qualified Termination Event. A “Qualified Termination Event” means termination of the Executive’s employment by the Company under the circumstances set forth below in Section 4(d)(i) (Termination by the Company without Cause) or Section 4(d)(ii) (The Executive’s Resignation for Good Reason), in any event subject to provisions in Section 4(e).

(i) Termination by the Company without Cause. Termination by the Company of the Executive’s employment without Cause. For purposes of this Agreement, “Cause” means the Executive’s:

(A) unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company;

(B) material breach of any agreement between the Executive and the Company;

(C) material failure to comply with the Company’s written policies or rules;

(D) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State;

(E) gross negligence or willful misconduct in the performance of the Executive’s duties to the Company;

(F) continuing failure to perform assigned duties after receiving written notification of the failure from the Board of Directors; or

(G) failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested the Executive’s cooperation.

(ii) The Executive’s Resignation for Good Reason. The Executive’s resignation of her employment with the Company for Good Reason. For purposes of this Agreement, “Good Reason” means that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events:

(A) a reduction in the Executive’s Base Salary (as pro-rated based on the Executive’s business time devoted to the Company) by more than 10%;

(B) a material diminution of the Executive’s authority, duties or responsibilities; or

(C) a relocation of the Executive’s principal workplace by more than 30 miles.

“Good Reason Process” means that (i) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 90 days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates her employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(e) A Qualified Termination Event shall not be deemed to have occurred pursuant to this Section as a result of: (i) the ending of the Executive’s employment due to the Executive’s death or Disability, (ii) the Executive’s resignation for any reason, other than for Good Reason, (iii) the Company’s termination of the employment relationship for Cause; or (iv) solely as a result of the Executive being or becoming an employee of any direct or indirect successor to the business or assets of the Company rather than continuing as an employee of the Company following a Change in Control.

5. Termination. During the Term, the Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a) Death. The Executive’s employment hereunder shall terminate upon her death.

(b) Disability. The Company may terminate the Executive’s employment if she is Disabled, as defined above.

(c) Termination by the Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause.

(d) Termination by the Company without Cause. The Company may terminate the Executive’s employment hereunder at any time without Cause.

(e) Termination by the Executive. The Executive may terminate her employment hereunder at any time for any reason, including but not limited to Good Reason.

6. Severance and Accelerated Vesting if a Qualified Termination Event Occurs within the Change in Control Period. In the event a Qualified Termination Event occurs within the Change in Control Period, subject to the Executive signing and complying with a separation agreement in a form and manner satisfactory to the Company containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property, non-disparagement, and a reaffirmation of any restrictive covenants (the “Separation Agreement and Release”), and the Separation Agreement and Release becoming irrevocable, all within the time period set forth in the Separation Agreement and Release but in no event more than 60 days after the Date of Termination, the following shall occur:

(a) the Company shall pay to the Executive an amount equal to the sum of twelve (12) months the Executive’s Base Salary in effect immediately prior to the Qualified Termination Event (or the Executive’s Base Salary in effect immediately prior to the Change in Control, if higher) plus one (1) times the amount of the Executive’s Target Bonus; and

(b) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a lump sum cash payment in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company for twelve (12) months after the Date of Termination, based on the premiums as of the Date of Termination; and

(c) 100% of all time-based equity awards held by the Executive shall immediately accelerate and become fully exercisable or nonforfeitable as of the Date of Termination.

The amounts payable under Section 6(a) and (b), as applicable, shall be paid out in a lump sum within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts shall be paid in the second calendar year no later than the last day of the 60-day period.

7. Severance if a Qualified Termination Event Occurs Outside the Change in Control Period. In the event a Qualified Termination Event occurs at any time other than during the Change in Control Period, subject to the Executive signing and not revoking the Separation Agreement and Release, all within the time period set forth in the Separation Agreement and Release but in no event more than 60 days after the Date of Termination, and subject to the Executive complying with the Separation Agreement and Release, the following shall occur:

(a) the Company shall pay to the Executive an amount equal to the sum of nine (9) months of the Executive’s annual Base Salary in effect immediately prior to the Qualified Termination Event; and

(b) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for nine (9) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company, based on the premiums as of the Date of Termination.

The amounts payable under Section 7(a) and (b) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over nine (9) months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the severance shall begin to be paid in the second calendar year by the last day of such 60-day period; provided further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

8. Restrictive Covenants Agreements. The terms of the Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement dated August 14, 2015 (the “2015 Restrictive Covenants Agreement”) and the Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement dated May 2, 2017, attached hereto as Exhibit A (the “2017 Restrictive Covenants Agreement”) continue to be in full force and effect. The 2015 Restrictive Covenants Agreement and the 2017 Restrictive Covenants Agreement are collectively referred to as the “Restrictive Covenants Agreements.” The Executive agrees that the term “Company,” as used in the Restrictive Covenants Agreements, shall mean the Company, its subsidiaries and other affiliates, and its and their successors and assigns. The Executive hereby acknowledges and agrees that the terms of both Restrictive Covenants Agreements, as modified herein, remain in full force and effect. The Executive and the Company agree that in the event of any inconsistencies between the 2015 Restrictive Covenants Agreement and the 2017 Restrictive Covenants Agreement, the 2017 Restrictive Covenants Agreement will be controlling.

(a) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party that restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s proposed duties for the Company will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(b) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(b).

(c) Relief. The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the promises set forth in this Section 8, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company. In addition, in the event the Executive breaches either of the Restrictive Covenants Agreements during a period when she is receiving severance payments pursuant to Section 6 or 7, the Company shall have the right to suspend or terminate such severance payments. Such suspension or termination shall not limit the Company’s other options with respect to relief for such breach and shall not relieve the Executive of her duties under this Agreement.

(d) Protected Disclosures and Other Protected Actions. Nothing in this Agreement shall be interpreted or applied to prohibit the Executive from making any good faith report to any governmental agency or other governmental entity (a “Government Agency”) concerning any act or omission that the Executive reasonably believes constitutes a possible violation of federal or state law or making other disclosures that are protected under the anti-retaliation or whistleblower provisions of applicable federal or state law or regulation. In addition, nothing contained in this Agreement limits the Executive’s ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including the Executive’s ability to provide documents or other information, without notice to the Company. In addition, for the avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, the Executive shall not be held criminally or civilly liable under any federal or state trade secret law or under this Agreement or the Restrictive Covenants Agreements for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

9. Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b) For purposes of this Section 9, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(c) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 9 shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

10. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death.

(b) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(e) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

11. Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12. Notice and Date of Termination.

(a) Notice of Termination. During the Term, any termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with this Section 12. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by her death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated on account of Executive’s Disability, by the Company for Cause, or by the Company without Cause, the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Executive for any reason except for Good Reason, 30 days after the date on which a Notice of Termination is given, and (iv) if the Executive’s employment is terminated by the Executive for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

13. Representations and Warranties. The Executive represents that she has not been debarred under Subsection (a) or (b) of Section 306 of the United States Federal Food, Drug, and Cosmetic Act (21 U.S.C. 335a); and is not on any of the FDA clinical investigator enforcement lists (including the (i) Disqualified/Totally Restricted List, (ii) Restricted List and (iii) Adequate Assurances List).

14. No Mitigation. The Company agrees that, if the Executive’s employment by the Company is terminated during the term of this Agreement, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company pursuant to Section 6 or Section 7 hereof. Further, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer.

15. Consent to Jurisdiction. The parties hereby consent to the jurisdiction of the state and federal courts in the Commonwealth of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

16. Integration. This Agreement constitutes the entire agreement between the parties with respect to compensation, severance pay, benefits and accelerated vesting and supersedes in all respects all prior agreements between the parties concerning such subject matter, including without limitation any offer letter, employment agreement or severance agreement relating to the

Executive’s employment relationship with the Company and/or the ending of that employment relationship. Notwithstanding the foregoing, the Indemnification Agreement, the Restrictive Covenants Agreements, the Equity Documents, each as modified herein, and any other agreement relating to confidentiality, noncompetition, nonsolicitation or assignment of inventions shall not be superseded by this Agreement and the Executive acknowledges and agrees that any such agreements remain in full force and effect.

17. Successor to the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive’s death after a Qualified Termination Event but prior to the completion by the Company of all payments due to the Executive under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to her death (or to the Executive’s estate, if the Executive fails to make such designation).

18. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

19. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

20. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight currier service of by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company, or to the Company at its main office, attention of the Board of Directors.

21. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

22. Effect on Other Plans and Agreements. An election by the Executive to resign for Good Reason under the provisions of this Agreement shall not be deemed a voluntary termination of employment by the Executive for the purpose of interpreting the provisions of any of the Company’s benefit plans, programs or policies. Nothing in this Agreement shall be construed to limit the rights of the Executive under the Company’s benefit plans, programs or policies except as otherwise provided in Section 8 hereof, and except that the Executive shall have no rights to any severance benefits under any Company severance pay plan, offer letter or otherwise. In the event that the Executive is party to an agreement with the Company providing for payments or benefits under such agreement and this Agreement, the terms of this Agreement shall govern and the Executive may receive payment under this Agreement only and not both. Further, Section 6 and Section 7 of this Agreement are mutually exclusive and in no event shall the Executive be entitled to payments or benefits pursuant to Section 6 and Section 7 of this Agreement.

23. Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles.

24. Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

25. Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

26. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the Effective Date.

SURFACE ONCOLOGY, INC.

By:	/s/ Robert Ross
Name:	Robert Ross, M.D.
Title:	Chief Executive Officer

EXECUTIVE:

/s/ Jessica Fees
Jessica Fees